Mail Stop 3561



								November 3, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: October 19, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your revisions in response to our prior comment 1. In light of the proximity in timing between the sale of the securities held by Fort Street Equity and the loans made by Fort Street to the company, we view the sales by Fort Street as a primary offering by or on behalf of the company. We also believe that Fort Street was acting as an underwriter as it relates to such sales. Because the sales took place during a concurrent public registration of a company offering, the company`s filing of the Form SB-2 may constitute general solicitation for these sales which would appear to preclude the company from relying on a private exemption from registration for that offering. Please revise your disclosure to describe the impact of a possible Section 5 violation. It would appear that you should remove the resale of these securities from the registration statement, reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure and provide appropriate MD&A disclosure.

Liquidity and Capital Resources, page 22
2. Please update the cash balance as of the most recent practicable date.

Certain Relationships and Related Transactions
3. Please disclose the dates Mr. Poulsen transferred his shares in reliance on the exemption from registration contained in section 4(1). Also, we note the statement that the Form SB-2 was publicly available at the time of the transactions. Please advise as to whether the Form SB-2 was used in connection with these issuances in an effort to satisfy the provisions of Rule 144(c)(2). If another document was used, please provide it to us supplementally. Also, discuss whether the volume limitations were met. It is required, since there in not a market, that the amount sold within three months could not exceed one percent of the shares or other units of the class outstanding. Discuss whether this condition was met. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202)
551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188







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Mark Poulsen
Fit For Business International, Inc.
November 3, 2005
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